UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2023

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         ☒                     Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-260702 and 333-260703), as such prospectuses may be amended or supplemented from time to time.

The financial information for the three months ended June 30, 2023 has not been audited or reviewed by any independent registered public accounting firm and has been derived from the unaudited financial statements for the quarterly period ended June 30, 2023. Any other financial information provided as at a date after June 30, 2023 has not been audited or reviewed by any independent registered public accounting firm either. The information contained in this Report is presented for information purposes only, is based on management’s current information and reflects management’s view of other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Certain data herein may involve underlying estimates, assumptions and judgments when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions. Any change in such estimates, assumptions and/or judgments resulting from new information or from changes in circumstances or experience could result in Westpac incurring losses greater than those anticipated or provided for.

On August 21, 2023, Westpac Group (“Westpac” or “the Group”) provided the market with an update of its performance for the three months ended June 30, 2023 (“3Q23”). The update coincided with the release of Westpac’s Pillar 3 Report for 3Q23.

Westpac 3Q23 update

The Group delivered unaudited net profit of $1.8 billion for 3Q23.

Operating trends

The Group net interest margin for 3Q23 was 2.06%.

Index to Exhibits

Exhibit No.	Description

1	Westpac 3Q23 Update

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition, capital adequacy and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability-related statements, commitments, targets, projections and metrics, and other estimated and proxy data.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘ambition’, or other similar words to identify forward-looking statements, or otherwise identify forward-looking statements. These forward-looking statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based on management’s expectations or beliefs concerning future developments and their potential effect upon us. Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this Report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this Report.

There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ in Westpac’s 2023 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.

Except as required by law, we assume no obligation to revise or update any forward-looking statements contained in this Report, whether from new information, future events, conditions or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	August 21, 2023	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney